                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                            FORM 11-K



            ___X___ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                    [FEE REQUIRED]

                    For the fiscal year ended December 31, 1995


                              OR


            ______  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934 {NO FEE REQUIRED}

                    For the transition period from ______ to ______

                    Commission file number  001-09378
                                            ---------

                     ServiceMaster Employee Share Purchase Plan

                        ServiceMaster Limited Partnership
                              One ServiceMaster Way
                         Downers Grove, Illinois  60515

                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN



     By:  s/S.D. KRAUSE
        -------------------
            S.D. Krause,
        Administrative Committee Member



     By:  s/L.E. MALMQUIST
        -------------------
            L.E. Malmquist,
        Administrative Committee Member


Date:  March 28, 1996

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

We have audited the accompanying statements of net assets of the ServiceMaster Employee Share Purchase Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1995 and 1994 and the changes in net assets for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Chicago, Illinois
March 28, 1996

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
                 SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                         STATEMENTS OF NET ASSETS




                                        As of December 31,
                                      ----------------------
                                         1995        1994
                                      ----------   ---------
ASSETS:
  Cash                                $  306,912   $    -
  Due from ServiceMaster                 375,480     513,635
                                      ----------   ---------

NET ASSETS AVAILABLE                  $  682,392   $ 513,635
                                      ==========   =========



       The accompanying Notes to Financial Statements are an integral part of these statements.


          SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

            STATEMENTS OF CHANGES IN NET ASSETS




                                         Years Ended December 31,
                                      ------------------------------
                                        1995         1994        1993
                                     ----------   ----------  ----------
TOTAL PLAN ASSETS AVAILABLE,
  BEGINNING OF PERIOD                $  513,635   $2,240,440  $1,411,961

Additions:
  Participant contributions - Note 3  5,448,271    5,522,397   5,004,160
  ServiceMaster contributions           818,787      821,316     740,230
                                     ----------   ----------  ----------

     Total Additions                  6,267,058    6,343,713   5,744,390
                                     ----------   ----------  ----------


Deductions:
  Shares issued to participants       6,098,301    8,066,934   4,905,949
  Payments to terminated
    participants                          -            3,584       9,962
                                     ----------   ----------  ----------

     Total Deductions                 6,098,301    8,070,518   4,915,911
                                     ----------   ----------  ----------


TOTAL PLAN ASSETS AVAILABLE,
  END OF PERIOD                      $  682,392   $  513,635  $2,240,440
                                     ==========   ==========  ==========



        The accompanying Notes to Financial Statements are an integral part of these statements.

          SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

               NOTES TO FINANCIAL STATEMENTS


1. The Plan

  The ServiceMaster Employee Share Purchase Plan ("the
  Plan") was created to give eligible employees, wishing to
  do so, a convenient means of purchasing ServiceMaster
  Limited Partnership Shares through payroll deductions and
  cash contributions, supplemented by contributions made by
  ServiceMaster.  Employees of ServiceMaster Limited
  Partnership or any subsidiary or affiliate which has
  adopted the Plan on behalf of its employees who regularly
  work nine months or more during the year, who have an
  average work week of 32 hours or more during the period
  worked and who have attained age 18 are eligible to
  participate in the Plan on the first business day of the
  calendar quarter coinciding with or subsequent to the
  first anniversary of their employment.   As of December
  31, 1995, 5,470 employees were participating in the Plan.

  Details relating to shares issued by the Plan from inception (July 1, 1972) through December 31, 1995, are as follows:


                                                    Number
                                                  of Shares       Total Cost
                                                 -----------     ------------
           Issued during the year ended
           December 31, 1995 to participants         240,425     $  6,098,301

          Issued from inception through
           December 31, 1994                       8,133,794       56,083,080
                                                ------------     ------------

          Total issued from inception through
           December 31, 1995                       8,374,219     $ 62,181,381
                                                ============     ============


  Effective July 1, 1994, an administrator (Harris Bank), instead of the Plan, purchases and allocates the shares to the participants. Due to this change, the Plan no longer maintains cash or share investments on behalf of the participants. Shares are issued at the same price they were purchased and are held by the Administrator in an account on behalf of the individual participant. The participant may request deliverance of the shares, and earnings thereon, directly from the administrator at any time.


2.Summary of Significant Accounting Policies

       (a) The transactions of the Plan are accounted for on the accrual basis of accounting.

       (b) Expenses incurred by the Plan are paid by ServiceMaster.

3.Contributions

  The amounts contributed by the participants and ServiceMaster during 1995, 1994, and 1993 were as follows:

                                          1995                           1994                            1993
                                      Contributed by               Contributed by                  Contributed by
                               -----------------------------  -----------------------------   ----------------------------
                               Participants    ServiceMaster  Participants    ServiceMaster   Participants   ServiceMaster
                               ------------    -------------  ------------    -------------   ------------   -------------
  Participant contributions
   and ServiceMaster
   required contributions
   for the year                $  5,448,271    $      37,500  $  5,522,397    $      37,500   $  5,004,160   $      37,500

  ServiceMaster additional
   contributions                      -              781,287         -              783,816          -             702,730
                               ------------    -------------  ------------    -------------   ------------   -------------

  Total contributions          $  5,448,271    $     818,787  $  5,522,397    $     821,316   $  5,004,160   $     740,230
                               ============    =============  ============    =============   ============   =============


  Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis.
  The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the Plan as it deems appropriate.
  Participants may contribute a maximum of 10% of their prior year compensation as defined in the Plan agreement.

  The Company's Board of Directors in December approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 1995, 1994, and 1993, for participants as of each year end.


4.   Federal Income Taxes

      (a) Tax Status of the Plan - The Plan is considered a trust for tax reporting purposes but does not qualify for tax exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

      (b) Tax Status of Each Participant - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

  Through June 30, 1994, for federal income tax purposes, the cost basis of the shares issued to the participant was the average cost of the shares at the time it was allocated to the participant's account by the Plan. Due to the changes in the Plan described in the "General" section, effective July 1, 1994, the cost basis of the shares is the purchase price.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 28, 1996, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1995, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.




ARTHUR ANDERSEN LLP

Chicago, Illinois
March 28, 1996


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